

March 14, 2006

<u>**Via Facsimile (816) 292-2001 and U.S. Mail**</u>

Scott Herpich
Lanthrop & Gage L.C.
2345 Grand Boulevard
Suite 2400
Kansas City, Missouri 64108

> **Re: Boston Financial Qualified Housing Tax Credits L.P. IV,**
> **A Limited Partnership**
> **Schedule TO filed February 21, 2006, as amended**
> **by Anise, L.L.C., *et al.***
> **File No. 5-80100**

Dear Mr. Herpich:

    We have reviewed the above-referenced filing and have the following comments.

1.   We note your response to prior comment one. The Schedule TO states that one of Anises's purposes in conducting the offer is to acquire additional Units in order to remove the current general partner and elect a successor general partner, Everest Housing Management LLC. Everest Housing Management LLC is an affiliate of EHI2 and Everest Properties. In addition, you have represented to the staff that Park is the entity who planned and initiated the contested solicitation. Accordingly, each appears to be a party on whose behalf the offer is being made. Please identify each party as a bidder.

Schedule TO

2.   We note your response to prior comment two. We believe that the financial condition of each bidder is material to security holders and that you must provide financial information for the bidders because the bidders could become dominant or controlling unitholders. *See* footnote 195 of Release No. 33-7760 (effective Jan. 24, 2000), Regulation of Takeovers and Security Holder Communications. In lieu of providing financial information that would generally be required pursuant to the requirements of Schedule TO, if the bidders constitute investment companies, as defined in Chapter 1 of the American Institute of Certified Public Accountants (AICPA) Audit and Accounting Guide, they must provide a balance sheet with related footnotes and a schedule of investments as of the end of the most recently completed quarter, prepared in accordance with Chapter 7 of the AIPCA Audit and Accounting Guide. The financial information

need not be audited if the bidders satisfy Instruction 7 to Item 10 of Schedule TO.   Note that you may present this information on a combined basis for those bidders that are under common management. For bidders who are natural persons, we refer you to Instruction 4 to Item 10 of Schedule TO.   Further, we believe that the inclusion of this information constitutes a material change in the information previously disseminated to security holders. Please advise us as to how you intend to disseminate this information to security holders and ensure that you allow additional time in the offer for this information to be considered by security holders.

3.   We note your response to prior comment seven. Please revise to clarify that the condition can not be exercised after expiration of the offer.

Closing Comments

As appropriate, please amend your document in response to these comments. You may wish to provide us with marked copies of the amendment, if required, to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your amendment and responses to our comments. In addition, depending upon your response to these comments, a supplement may need to be sent to security holders.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3345.

Sincerely,

Michael Pressman
Office of Mergers
and Acquisitions